May 4, 2007

Ms. Donna Levy
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

RE:	AOM Resources, Inc.
Registration Statement on Form SB-2
Filed April 11, 2007
File No. 333-142019

Dear Ms. Levy:

We represent AOM Resources, Inc. (“AOM” or the “Company”). We are in receipt of your letter dated May 2, 2007 regarding the above referenced filing and the following are our responses:

General

1.	Please update your financial statements as required by Item 310(g) of Regulation S-B.

	Answer:	Please note that the financial statements have been updated as required by Item 310(g) of Regulation S-B.

2.	We note that the cover page for the registration statement lists AOM Resources Inc. as the registrant, but that the cover page of the prospectus names AOM Minerals LTD. as the registrant. Please advise.

	Answer:	The cover page of the registration statement has been revised to properly disclose the name of the Company as AOM Minerals Ltd.

Please contact me with any further questions.

Very truly yours,

ANSLOW & JACLIN, LLP

By:
______________________
GREGG E. JACLIN